American Real Estate Partners, L.P.
                             100 South Bedford Road
                               Mt. Kisco, NY 10549

                                         July 8, 2005

Board of Directors
National Energy Group, Inc.
4925 Greenville Avenue, Suite 1400
Dallas, Texas 75206

Gentlemen:

        As you know, American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), through its subsidiaries is the owner of 50.1% of the issued and outstanding common stock of National Energy Group, Inc., a Delaware corporation ("NEG").

         By this letter, we are proposing that NEG and AREP enter into a transaction pursuant to which the existing shareholders of NEG would receive $3.00 in cash in respect of each NEG share which they now own and AREP or its subsidiaries would own 100% of NEG.

         Depending upon the ultimate structure, the transaction could be subject to a vote of shareholders of NEG. Given its ownership of a majority of NEG's outstanding shares, AREP would be in a position to approve the transaction. We anticipate that the Board of Directors will form a special committee of independent directors (the "Committee") to respond to our proposal. We request the opportunity to present fully our proposal to the Committee and answer any questions at the Committee's earliest convenience.

         Obviously, neither NEG, on the one hand, nor AREP, on the other, will have any legal obligation relating to the transaction until mutually satisfactory definitive agreements have been executed by all parties, and there can be no assurance as to the price or other terms at which any potential transaction may be completed or that you or we will proceed with any transaction.

         We look forward to hearing from you and appreciate your consideration of this important matter.

         This letter does not constitute a binding offer or agreement between us, as it is intended merely as an expression of our interest in discussing a transaction. No agreement shall exist between us regarding the proposed transaction prior to the execution of definitive documents agreeable to each of us.


                                            Very truly yours,

                                            AMERICAN REAL ESTATE PARTNERS, L.P.
                                            By: American Property Investors,
                                            Inc., its general partner


                                            By: /s/ Keith Meister
                                            Name: Keith Meister
                                            Title: Chief Executive Officer